United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mary Mast, Staff Accountant Division of Corporate Finance Telephone Number: (202)551-3613 Fax Number: (202)772-9217

Re:	Intellect Neurosciences, Inc. Form 10-KSB for the Year Ended June 30, 2008 File No. 333-128226

VIA EDGAR AND FACSIMILE

July 6, 2009

Dear Ms. Mast:

On behalf of Intellect Neurosciences, Inc. (the “Company”), we are providing the following responses to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission that you communicated by telephone on June 17, 2009 to Mr. Elliot Maza, President and Chief Financial Officer of the Company.

Form 10-KSB for the year ended June 30, 2008

STAFF COMMENT 1 : Please tell us why the calculations for each quarter are not readily available.

COMPANY RESPONSE:
In response to the Staff’s request regarding the availability of the calculation of gain on derivative instruments for each quarter, the Company provides the following supplemental information:

The Company performs the calculation of gain or loss on derivative instruments each quarter in preparation of its required financial filings. These calculations are readily available. However, the calculations are displayed in a chain of documentation that is readily understood by Company management and the Company’s independent auditors but could be difficult for an outsider to follow. The reason for the difficulty is that the Company has issued on various dates many derivative instruments, which remain outstanding. The Company performs a separate calculation for each instrument. (In the case where identical instruments have been issued to different holders on the same date, one calculation is performed for such instruments). Each calculation requires a separate model and spreadsheet. We attempted to clarify for the Staff the mechanics of our calculation method by providing to the Staff in our correspondence dated May 22, 2009 detailed calculations underlying the loss on derivatives for a single quarter of fiscal 2008 in a manner that we believed would be easy for the Staff to follow. The process of gathering the calculation information and assembling it in an easily comprehended manner proved to be a laborious process that strained the resources of the Company’s small accounting department. Accordingly, we requested that the Staff accept our detailed calculations underlying the loss on derivatives for the fourth quarter of fiscal 2008 as a sufficient response to the Staff’s comment. We offered to provide similar support for other quarters of fiscal 2008 if the Staff determined that it required such additional information. Calculations for the quarter ending September 30, 2007, which included a gain on derivative instruments of $32,836,439, are attached to this letter.

STAFF COMMENT 2 : The calculation you provided only presents a small portion of what made up the net gain on derivatives in 2008. Please provide the Staff with more information so that it can ascertain the accuracy of the $33 million net gain.

COMPANY RESPONSE:
In response to the Staff’s request regarding additional information related to the calculation of the gain on derivative instruments, the Company is providing hereby calculations and analysis, including a calculation of the total net gain from changes in fair value of the derivatives, for the quarter ending September 30, 2007 (Q1 of fiscal year end 6/30/2008). These calculations are attached hereto as Exhibit A (with supporting Schedules S-17 through S-24 ) and submitted hereby to the Staff as supplemental materials.

STAFF COMMENT 3 : Your disclosure in Note 9 states that you issued 4,593,091 shares of Old Series B Preferred Stock in 2006 that included warrants to purchase 0.5 shares of common stock, which would equal 2,296,545 warrants. However, your disclosure in Note 9 states that 3,046,754 warrants were issued and that number is used in Schedule F2. Please tell us how the 3,046,754 warrants were derived.

COMPANY RESPONSE:
In response to the Staff’s request regarding the disclosure in Note 9 related to the number of warrants issued in connection with the Old Series B Preferred Stock, the Company confirms that 3,046,754, rather than 2,296,545 warrants were issued, and remain outstanding, in connection with the Old Series B Preferred Stock. Also, the Company confirms that the issuance of Old Series B Preferred Stock included warrants to purchase 0.5 shares of common stock, which would equal 2,296,545 warrants. We neglected to clarify the disclosure in Note 9 to inform the reader that the largest of the Series B Preferred investors received an additional 750,210 warrants above the amount of warrants that he would have otherwise been entitled to in connection with the sale of the Old Series B Preferred stock. We will reflect that fact in future filings.

STAFF COMMENT 4 : Please tell us what events led to the significant decrease in stock price from $3.25 at June 30, 2007 to $0.57 at September 30, 2007.

COMPANY RESPONSE:
In response to the Staff’s request regarding the events that led to the significant decrease in our stock price during the third calendar quarter of 2007, the Company provides the following supplemental information:

Set forth below is a table listing the closing stock price of ILNS for the last trading day in each month of the quarter:

June 29, 2007:	$3.25
July 31, 2007:	$2.00
August 31, 2007:	$1.04
September 30, 2007:	$0.57

It is difficult to respond with certainty regarding the reason for the steady decline in stock price or point to any single factor as the primary reason for such decline.  However, we would suggest that the Company’s declining cash balance and continued default on an increasing number of promissory notes were major factors contributing to the steady decline shown above.

In particular, Note 1 to the financial statements contained in Form 10-QSB for the three month period ending March 31, 2007, filed with the SEC on May 21, 2007, contained the following disclosure:

“We have limited capital resources and operations to date have been funded with the proceeds from private equity and debt financings and income earned on investments. The Company has incurred losses of approximately $10.7 million and $1.7 million for the three-months ended March 31, 2007 and March 31, 2006, respectively, and has an accumulated deficit at March 31, 2007 of $31.7 million. We anticipate that our existing capital resources will not enable us to continue operations past June of 2007, or earlier if unforeseen events or circumstances arise that negatively affect our liquidity. We are also currently past due on certain convertible promissory notes. These conditions raise substantial doubt about our ability to continue as a going concern. If we fail to raise additional capital or obtain substantial cash inflows from potential partners prior to July 2007, we may be forced to cease operations. We are currently seeking additional funding through equity and/or debt financing and are in discussions with investment bankers concerning our financing options. If additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities would result in dilution to our existing stockholders. We cannot assure you that financing will be available on favorable terms or at all.”

We would suggest to the Staff that the foregoing disclosure contributed to a growing sense of concern among investors regarding the Company’s ability to sustain operations as succeeding months beyond June 2007 passed without an announcement from the Company that it successfully completed a financing transaction that would permit it to repay the debt that was in default and continue operations. In addition, the deteriorating biotech company financing conditions, overall credit tightening and continued default of our outstanding notes may have further led investors to believe that the Company’s financing options were becoming even more limited as time passed. As a result of the constant selling and downward pressure on the stock, a negative momentum was created from which the stock price failed to recover.

STAFF COMMENT 5 : Please tell us why in Schedule S-3 you are using 4,593,091 shares of Series B Preferred Stock. You state in Note 9 on page F-21 that 4,593,091 shares of common stock were exchanged for 459,309 shares of new Series B Preferred.

COMPANY RESPONSE:
In response to the Staff’s request regarding our calculation shown in Schedule S-3 that includes 4,593,091, rather than 459,309 shares of Series B Preferred Stock, the Company confirms that 459,309 shares of Series B Preferred Stock are outstanding and that Schedule S-3 should show 459,309 as the relevant number for the gain calculation. However, the calculation remains accurate because each share of new Series B Preferred Stock issued by Intellect Neurosciences, Inc. post the reverse merger is convertible into the same number of common shares (and at the same conversion price) as the old Series B Preferred Stock issued by Intellect USA prior to the reverse merger. The 4,593,091 shares of old Series B Preferred Stock issued by Intellect USA were convertible into 2,624,623 common shares (4,593,091/1.75=2,624,623). Similarly, the 459,091 shares of New Series B Preferred Stock issued by Intellect Neurosciences, Inc. are convertible into 2,624,623 shares of common stock. Each share of New Series B Preferred Stock is convertible into 10, rather than 1, shares of common stock (459,309/1.75=262,463 X 10=2,624,623). We continue to use the 4,593,091 number in our internal calculations for continuity, consistency and convenience because the number of the common stock equivalents remains the same.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Elliot Maza at 212-448-9300 with any questions or further comments you may have regarding this filing or if you wish to discuss the responses above.

Sincerely,

INTELLECT NEUROSCIENCES, INC.

/s/ Elliot Maza

Elliot Maza
President and Chief Financial Officer

EXHIBIT A
Gain on Derivative Instruments FYE 6-30-08

	Derivative Liability Balance June 30, 2007	(Gain)/Loss recorded for quarter ending Sept 30, 2007	Supporting Schedule	(Gain)/Loss recorded for quarter ending Dec 31, 2007	(Gain)/Loss recorded for quarter ending Mar 31, 2008	(Gain)/Loss recorded for quarter ending June 30, 2008	Initial Valuation of New Warrants Issued During the Year	Total Derivative Liability Balance June 30, 2008	Warrant Liability June 30, 2008	Pref Stock Liability June 30, 2008

Note Warrant Liability	14,423,756	(14,001,445)	S-17	(826,193)	(148,648)	572,764	1,383,529	1,403,763
Preferred Stock Warrant Liability	7,349,311	(6,525,555)		(402,800)	(71,545)	248,383	-	597,794	2,001,557
Preferred Stock liability	14,927,546	(12,309,439)		(872,688)	(91,861)	780,825	-	2,434,383		2,434,383

Total Derivative Liability (Gain)/Loss	36,700,613	(32,836,439)	S-17	(2,101,681)	(312,054)	1,601,972	1,383,529	4,435,940	2,001,557	2,434,383

Quarterly Change in Derivative Liabilities		(32,836,439)		(2,101,681)	(312,054)	1,601,972		(33,648,202)
								Change for the Year
Cumualtive Change in Derivative Liability	23,242,752	(9,593,687)		(11,695,368)	(12,007,422)	(10,405,450)

Stock price for Black Scholes calculation	3.25	0.57		0.38	0.36	0.53

Summary Reconciliation

Deivative Liability Balance - June 30, 2007		$36,700,613
Valuation of new Warrants issued during the year		1,383,529
Changes in derivative liability during the year		(33,648,202)
Deivative Liability Balance - June 30, 2008		$4,435,940

Schedule S-17
Breakdown of Total Derivative (Gain)/Loss for the Quarter ended September 30, 2007

Preferred Stock Warrant Liability	(6,525,555)	From S-18
Preferred Stock Liability	(12,309,439)	From S-19	(Includes $45 booking error)

Note Warrant Liability
Sandgrain	(954,099)	From S-20
Tiegman	(30,642)	From S-21
Extension	(159,885)	From S-22
Q4 07	(5,013,766)	From S-23
Original Bridenotes	(7,843,053)	From S-24
Total Note Warrant Liability	(14,001,444)	To Exhibit A

Total Derivative (Gain)/Loss for the Quarter	(32,836,439)	To Exhibit A

Schedule S-18
Preferred Stock Warrant Liability (Gain) / Loss
Quarter Ended September 30, 2007

					Entry
					Account	Dr	Cr
					Unrealized Gain	-	(6,525,555)
					Warrant Liability	(6,525,555)	-
Black-Scholes Option Pricing Model

	30-Sep-07
	Longview 2.5 – Feb 2006	Longview 1.75 – May 2006	April '06 Pref Issues	May '06 Pref Issues	July '06 Pref Issues	Oct. '06 Pref Issues	Total
Stock price 9/30/07	$0.5700	$0.5700	$0.5700	$0.5700	$0.5700	$0.5700
Warrant Exercise price	$1.75	$1.75	$1.75	$1.75	$1.75	$1.75
Remaining term to expiration	3.36	3.62	3.55	3.62	3.78	4.03
Risk-free rate	4.26%	4.26%	4.26%	4.26%	4.26%	4.26%
Volatility	1.00	1.00	1.00	1.00	1.00	1.00
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Option value	$0.26	$0.27	$0.27	$0.27	$0.28	$0.30

Black Scholes Option value	$0.26	$0.27	$0.27	$0.27	$0.28	$0.30
Warrants Outstanding	750,000	725,080	592,790	792,191	136,693	50,000	3,046,754
Value of Warrants Outstanding	194,085	198,704	160,237	217,095	38,779	14,857	823,756

Calculation date	9/30/2007	9/30/2007	9/30/2007	9/30/2007	9/30/2007	9/30/2007
Warrant expiration date	2/9/2011	5/12/2011	4/19/2011	5/12/2011	7/12/2011	10/9/2011

					Balance per G/L	6/30/2007	7,349,312
						Adjustment	(6,525,555)
						To Schedule S-17

					Term to Maturity at
		Issue Date		Maturity Date	9/30/2007

		2/9/2006	1825	2/8/2011	3.3616
		4/19/2006	1825	4/18/2011	3.5507
		05/12/06	1825	5/11/2011	3.6137
		7/12/2006	1825	7/11/2011	3.7808
		10/9/2006	1825	10/8/2011	4.0247

Schedule S-19
Preferred Stock Liability (Gain)/Loss
Quarter ended September 30, 2007

Revaluation of the Series B Preferred Stock Liability

June 30, 2007 Balance	14,927,545.75

4,593,091 shares	4,593,091.00
Stock price at 9/30/2007	$0.57
Fair value at 9/30/2007	$2,618,061.87

Adjustment for Q1 2008	12,309,484	To Schedule S-17

Entry
Account	Dr	Cr
Unrealized Gain		12,309,483.88
Pref Stock Liability	$12,309,483.88

Schedule S-20
Note Warrant Liability (Gain)/Loss
Quarter Ended September 30, 2007

Sandgrain Notes
Black-Scholes Option Pricing Model

	July 5, 2007 (Issue Date)	Sept. 30, 2007
Stock price	$2.80	$0.57		Initial Entry
Warrant Exercise price	$1.75	$1.75		Pre-paid Finance	1,116,251.07
Term	5.00	4.77		Warrant liability _Note		1,116,251
Risk-free rate	4.88%	4.26%
Volatility	1.00	1.00
Dividend yield	0.0%	0.0%
				Revalue entry
				Warrant Liability_Note	954,099
Option value	$2.30	$0.33		Unrealized Gain		954,099
Sandgrain warrants outstanding	485,714.00	485,714.00
FMV	1,116,251	162,152	(954,099)	To S-17

Do not make any changes below this line but copy all rows (4-31) to add extra columns.				Time remaining at	Expiration	Years
				9/30/2007	7/5/2012	4.77
	1.437346119	0.671449248

	0.142001101	0.318427462
	0.676515866	0.817413509
	0.924697229	0.749024451

	2.589152242	0.426943937

	-0.798721859	-1.512583718

	0.289987681	0.127085742
	0.790069895	0.665251355
	0.212228296	0.065187787

	0.29098693	0.093101093

Schedule S-21
Note Warrant Liability (Gain)/Loss
Quarter Ended September 30, 2007

Tiegman Notes
Black-Scholes Option Pricing Model

	July 9th, 2007	Sept. 30, 2007
Stock price	$2.58	$0.57		Initial Entry
Warrant Exercise price	$1.75	$1.75		Interest Expense	36,458.40
Remaining Term	5.00	4.78		Warrant liability _Note		36,458.40
Risk-free rate	4.88%	4.26%
Volatility	1.00	1.00
Dividend yield	0.0%	0.0%
				Revalue entry
				Warrant Liability_Note	30,641.62
Option value	$2.10	$0.33		Unrealized Gain		30,641.62
Outstanding warrants for Tiegman (and Schwalbe)	17,400.00	17,400.00
FMV	36,458	5,817	(30,642)	To Schedule S-17

Do not make any changes below this line but copy all rows (4-31) to add extra columns.				Time remaining at	Expiration	Years
				9/30/2007	7/9/2012	4.78
	1.400750622	0.673228322

	0.149570162	0.318046805
	0.682133959	0.817018251
	0.919363634	0.749590688

	2.371958177	0.427266692

	-0.835317355	-1.513092788

	0.281445607	0.126987906
	0.782543015	0.665176415
	0.201770125	0.065123132

	0.276647696	0.092969139

Schedule S-21
Note Warrant Liability (Gain)/Loss
Quarter Ended September 30, 2007

Extension Warrants
Black-Scholes Option Pricing Model

	July 21, 2007	Sept. 30, 2007
Stock price	$2.29	$0.57		Initial Entry
Warrant Exercise price	$1.75	$1.75		Short term note payble	195,800.81
Remaining Term	5.00	4.81		Warrant liability _Note		195,800.81
Risk-free rate	4.88%	4.26%
Volatility	1.00	1.00
Dividend yield	0.0%	0.0%
				Revalue entry
				Warrant Liability_Note	159,884.63
Option value	$1.83	$0.34		Unrealized Gain		159,884.63
Extension warrants	107,003.00	107,003.00
FMV	195,801	35,916	(159,885)	To Schedule S-17

Do not make any changes below this line but copy all rows (4-31) to add extra columns.				Time remaining at	Expiration	Years
				9/30/2007	7/21/2012	4.81
	1.347425955	0.678547703

	0.160941089	0.316905383
	0.690489382	0.815838716
	0.911087513	0.751279679

	2.086390405	0.428229417

	-0.888642023	-1.514623517

	0.268801832	0.126693977
	0.771828541	0.664951179
	0.187095752	0.064929019

	0.256527614	0.092573641

Schedule S-23
Note Warrant Liability (Gain)/Loss
Quarter Ended September 30, 2007

Revaluation of Note Warrants issued in April, May and June 2007
Black-Scholes Option Pricing Model

			Entry
			Note warrant liability	5013765.76
			Unrealized gain		5013765.76

	April	May	June prior to trading	June 15, 2007	June 19, 2007	June 26, 2007	June 29, 2007

Stock price on 9/30/07	$0.5700	$0.5700	$0.5700	$0.5700	$0.5700	$0.5700	$0.5700
Warrant Exercise price	$1.7500	$1.7500	$1.7500	$1.7500	$1.7500	$1.7500	$1.7500
Remaining Term	4.55	4.67	4.69	4.71	4.72	4.74	4.75
Risk-free rate	4.26%	4.26%	4.26%	4.26%	4.26%	4.26%	4.26%
Volatility	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Warrant value	$0.324	$0.3290	$0.3303	$0.3312	$0.3317	$0.3326	$0.3330

Warrants issued with Promissory Notes	157,285	1,574,286	305,714	71,429	28,571	57,143	14,286	2,208,714
Value of Warrants issued	$50,920.72	$518,008.30	$100,982.00	$23,657.36	$9,477.16	$19,004.95	$4,756.69	726,807.18	Value at 9/30/2007

Time remaining at:	9/30/2007	9/30/2007	9/30/2007	9/30/2007	9/30/2007	9/30/2007	9/30/2007
Expiration:	4/18/2012	5/29/2012	6/8/2012	6/15/2012	6/19/2012	6/26/2012	6/29/2012
Years	4.55	4.67	4.69	4.71	4.72	4.74	4.75

							Prior amt booked	434,242.08
							Prior amt booked	5,306,330.86
								5,740,572.94

							Adjustment	(5,013,765.76)	To Schedule S-17

Do not make any changes below this line but copy all rows (4-31) to add extra columns.

0.632161301	0.652722186	0.657676258	0.661130258	0.663098894	0.666535186	0.668004464

0.326687086	0.322400196	0.321355413	0.320624333	0.320206684	0.319476005	0.319162943
0.826240677	0.821597437	0.820486457	0.819713652	0.819273837	0.818507261	0.818179929
0.736349511	0.743023242	0.744618028	0.745726856	0.746357711	0.74745691	0.747926136

0.419719221	0.423523248	0.424432276	0.425064308	0.425423895	0.426050439	0.426317897

-1.501714201	-1.507313329	-1.508691829	-1.509659637	-1.510213709	-1.511185126	-1.511602137

0.129184805	0.128101127	0.12783511	0.127648531	0.127541783	0.127354751	0.127274508
0.666855492	0.666028201	0.665824837	0.665682135	0.665600466	0.665457329	0.665395901
0.066580211	0.065860093	0.06568373	0.06556013	0.06548945	0.065365674	0.065312595

0.095971118	0.094479925	0.094117013	0.093863192	0.093718236	0.093464716	0.093356127

Schedule S-24
Note Warrant Liability (Gain)/Loss
Quarter Ended September 30, 2007

Valuation of Warrants Issued in Conjunction with Promissory Notes
Black-Scholes Option Pricing Model

	Longview	Alpha - Aug 2005	Oct HCP	Alpha Nov 20 05	Sep-05	Jan-06	Dec-06	Dec-06	Q1 2007	Total

Stock price	$0.5700	$0.5700	$0.5700	$0.5700	$0.5700	$0.5700	$0.5700	$0.5700	$0.5700	$-
Warrant Exercise price	$0.8750	$0.8750	$0.8750	$0.8750	$0.8750	$0.8750	$1.7500	$1.7500	$1.7500	$-
Remaining Term	2.58	2.92	3.01	3.09	2.92	3.26	4.20	4.23	4.50	0.00
Risk-free rate	4.26%	4.26%	4.26%	4.26%	4.26%	4.26%	4.26%	4.26%	4.26%	0.00%
Volatility	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	0.00
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Warrant value	$0.291	$0.3113	$0.3161	$0.3208	$0.3114	$0.3298	$0.3063	$0.3078	$0.3212

Outstanding warrants	571,429	228,571	285,714	342,857	457,143	285,714	111,150	428,571	593,144	3,304,293
Value of Warrants at 9/30/07	$166,121.52	$71,143.31	$90,316.67	$110,004.09	$142,359.42	$94,238.27	$34,050.80	$131,896.28	$190,547.35	$840,130.36

Time remaining at:	9/30/2007	9/30/2007	9/30/2007	9/30/2007	9/30/2007	9/30/2007	9/30/2007	9/30/2007	9/30/2007
Expiration:	4/30/2010	8/31/2010	10/1/2010	11/1/2010	9/1/2010	1/1/2011	12/12/2011	12/22/2011	3/30/2012
Years	2.58	2.92	3.01	3.09	2.92	3.26	4.20	4.23	4.50

$8,683,183.69	June 30, 07 amount
(7,843,053.33)	Difference to Schdeule S-17

Journal entry
Note warrant liability	$7,843,053.33
Unrealized gain		$7,843,053.33